Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 5, 2008

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on, June 5 2008, entitled “STATEMENT REGARDING ALLTEL”.

5 June 2008

STATEMENT REGARDING ALLTEL

Vodafone confirms that Verizon Wireless is in advanced discussions regarding the potential acquisition of Alltel Corp. There is no assurance that a transaction will be forthcoming.

-ends-

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 5, 2008	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary